Mail Stop 4561

April 5, 2007

Mr. Richard A. Bianco
Chairman, President, and Chief Executive Officer
Ambase Corporation
100 Putnam Green
3rd Floor
Greenwich, CT   06830-6027

> **Re: Ambase Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-07265**

Dear Mr. Bianco:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Balance Sheet

1.   We note that you currently own a commercial office building in Greenwich, CT and that the carrying amount of the building and the related land is $2,171,000 on your balance sheet. We also note that the building is approximately 14,500 square feet with approximately 3,500 square feet utilized by your company for its

executive offices with the remaining space unoccupied and available for lease. We also note that you have incurred recurring losses from continuing operations and negative cash flows in at least the past three years and your main source of operating revenue has been rental income from this property. Furthermore, you disclose in your discussion of your results of operations that the vacancies in your building have increased over the past three years; thus, revenue has declined as well. In light of these facts, please tell us how you determined that this property is not impaired. Additionally, please tell us and in future filings disclose how and when you perform the impairment test on your property.

Consolidated Statements of Cash Flows

2.   We note that you begin your reconciliation to operating cash flows with loss from continuing operations. In future filings please adjust net income/loss, rather than loss from continuing operations, when reconciling to operating cash flows. For reference please see paragraph 28 of SFAS 95.

3.   Furthermore, it is not appropriate to present operating, investing, and financing cash flows from discontinued operations all within the operating cash flow category. In future filings please either combine cash flows from discontinued operations with cash flows from continuing operations within each category or identify cash flows from discontinued operations within each category.

Item 9B – Other Information

4.   In future filings please disclose whether there have been any changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. For reference, please see Item 308(c) of Regulation S-K.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief